                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          Commission File Number 021525

                   DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
             (Exact name of registrant as specified in its charter)

                       161 North Clark Street, Suite 2400
                             Chicago, Illinois 60601
                                 (312) 419-7600
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, Par Value $.01 Per Share
            (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)               [X]

Rule 12g-4(a) (1) (ii)              [ ]

Rule 12g-4(a) (2) (i)               [ ]

Rule 12g-4(a) (2) (ii)              [ ]

Rule 12h-3(b) (1) (i)               [X]

Rule 12h-3(b) (1) (ii)              [ ]

Rule 12h-3(b) (2) (i)               [ ]

Rule 12h-3(b) (2) (ii)              [ ]

Rule 15d-6                          [ ]

Approximate number of holders or record as of the certification or notice date:

         Common Stock               -       1

Pursuant to the requirements of the Securities Exchange Act of 1934, Donnelley Enterprise Solutions Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                        DONNELLEY ENTERPRISE
                                        SOLUTIONS INCORPORATED


                                        BY:        Rhonda I. Kochlefl
                                           -------------------------------------
                                           Name:   Rhonda I. Kochlefl
                                           Title:  President and Chief Executive
                                                   Officer




DATE:  July 6, 1998